July 5, 2024

Andrew Gubbels
Chief Financial Officer
Gold Royalty Corp.
1188 West Georgia Street, Suite 1830
Vancouver, BC V6E 4A2

       Re: Gold Royalty Corp.
           Registration Statement on Form F-3
           Filed June 26, 2024
           File No. 333-280507
Dear Andrew Gubbels:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Claudia Rios at 202-551-8770 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Alla Digilova, Esq.